PIMCO FLEXIBLE CREDIT INCOME FUND

(the “Fund”)

Supplement dated December 6, 2022 to the Fund’s Prospectus (the “Prospectus”) dated November 1, 2022, as supplemented from time to time

Effective immediately, the PIMCO Flexible Credit Income Fund’s portfolio is jointly and primarily managed by Dan Ivascyn, Mark Kiesel, Alfred Murata, Marc Seidner, Christian Stracke and Jamie Weinstein. Accordingly, effective immediately, the first paragraph in the “Investment Manager” section of the Fund’s Prospectus Summary in the Prospectus is deleted and replaced with the following:

PIMCO serves as the Investment Manager for the Fund. Subject to the supervision of the Board of Trustees of the Fund, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. Dan Ivascyn, Mark Kiesel, Alfred Murata, Marc Seidner, Christian Stracke and Jamie Weinstein are jointly and primarily responsible for the day-to-day management of the Fund.

In addition, effective immediately, disclosure concerning the Fund’s portfolio managers in the table in the “Management of the Fund—Portfolio Managers” section of the Prospectus is deleted and replaced with the following:

Name	Since	Recent Professional Experience
Daniel J. Ivascyn	Inception	Group Chief Investment Officer and Managing Director, PIMCO. Mr. Ivascyn joined PIMCO in 1998, previously having been associated with Bear Stearns in the asset backed securities group, as well as T. Rowe Price and Fidelity Investments. He has investment experience since 1992 and holds a MBA in analytic finance from the University of Chicago Graduate School of Business and a bachelor’s degree in economics from Occidental College.

Mark Kiesel	Inception	Chief Investment Officer Global Credit and Managing Director, PIMCO. Mr. Kiesel is a member of the PIMCO Investment Committee, a generalist portfolio manager and the global head of corporate bond portfolio management. He has served as a portfolio manager, head of equity derivatives and as a senior Credit Analyst since joining PIMCO in 1996.

Alfred T. Murata	Inception	Managing Director, PIMCO. Mr. Murata is a portfolio manager on the mortgage credit team. Prior to joining PIMCO in 2001, he researched and implemented exotic equity and interest-rate derivatives at Nikko Financial Technologies.

Marc Seidner	Inception	Chief Investment Officer Non-traditional Strategies and Managing Director, PIMCO. Mr. Seidner is head of portfolio management in the New York office. He is also a generalist portfolio manager and a member of the Investment Committee. He rejoined PIMCO in November 2014 after serving as head of fixed income at GMO LLC, and previously he was a PIMCO Managing Director, generalist portfolio manager and member of the Investment Committee until January 2014. Prior to joining PIMCO in 2009, he was a managing director and domestic fixed income portfolio manager at Harvard Management Company. Previously, he was director of active core strategies at Standish Mellon Asset Management and a senior portfolio manager at Fidelity Management and Research. He has investment experience since 1986 and holds an undergraduate degree in economics from Boston College.

Name	Since	Recent Professional Experience
Christian Stracke	Inception	Managing Director, PIMCO. Mr. Stracke is a managing director in the Newport Beach office, global head of the credit research group, and co-head of PIMCO’s BRAVO opportunistic private strategies complex. Mr. Stracke is also a senior portfolio manager across PIMCO’s suite of private credit strategies, investing across mortgage, real estate, specialty financials, corporate special situations, and performing private corporate credit. In addition to his portfolio management responsibilities, he sits on the firm’s Executive Committee.

Jamie Weinstein	November 2020	Managing Director, PIMCO. Mr. Weinstein is a managing director and portfolio manager and head of corporate special situations, focusing on PIMCO’s opportunistic and alternative strategies within corporate credit. Prior to joining PIMCO in 2019, he worked for KKR as a portfolio manager for the firm’s special situations funds and portfolios, which he managed since their inception in 2009. He was also a member of the firm’s special situations, real estate, and India NBFC investment committees and the KKR credit portfolio management committee. Previously, Mr. Weinstein was a portfolio manager with responsibility across KKR’s credit strategies. He has investment experience since 2001 and holds a MBA from Stanford University and a bachelor’s degree in civil engineering and operations research from Princeton University.

Investors Should Retain This Supplement for Future Reference

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